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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

KOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

500648100

(Cusip Number)

Michael Jaharis
Mary Jaharis
Wilton Point Holdings, LP
Cubs Management, LLC
Kos Investments, Inc.
Kos Holdings, Inc.
Kathryn Jaharis
Steven Jaharis
c/o Steven K. Aronoff, P.C.
475 Park Avenue South, 23rd Floor
New York, New York 10016
(212) 889-9250

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500648100			Page 2 of 19

1.	Name of Reporting Person: Michael Jaharis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 11,111,650

		8.	Shared Voting Power: 12,987,645

		9.	Sole Dispositive Power: 11,111,650

		10.	Shared Dispositive Power: 8,570,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,099,295

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 54.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 500648100			Page 3 of 19

1.	Name of Reporting Person: Mary Jaharis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 4,417,576

		9.	Sole Dispositive Power: 196,382

		10.	Shared Dispositive Power: 1

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,417,576

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 500648100			Page 4 of 19

1.	Name of Reporting Person: Wilson Point Holdings, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 4,417,575

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,841,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,417,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 500648100			Page 5 of 19

1.	Name of Reporting Person: Cubs Management, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 4,417,575

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,841,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,417,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 500648100			Page 6 of 19

1.	Name of Reporting Person: Kos Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 8,570,069

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 8,570,069

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,570,069

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 500648100			Page 7 of 19

1.	Name of Reporting Person: Kos Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 7,610,000

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 7,610,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,610,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 500648100			Page 8 of 19

1.	Name of Reporting Person: Kathryn Jaharis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 4,417,575

		9.	Sole Dispositive Power: 98,121

		10.	Shared Dispositive Power: 3,841,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,417,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 500648100			Page 9 of 19

1.	Name of Reporting Person: Steven Jaharis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 4,417,575

		9.	Sole Dispositive Power: 281,423

		10.	Shared Dispositive Power: 3,841,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,417,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 500648100	Page 10 of 19

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Kos Pharmaceuticals, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Brickell Bay Drive, 25th Floor, Miami, Florida 33131.

Item 2. Identity and Background.

(a)	Name of Persons Filing:

Michael Jaharis
Mary Jaharis
Wilson Point Holdings, LP, a Delaware limited partnership
Cubs Management, LLC, a Delaware limited liability company
Kos Investments, Inc., a Delaware corporation
Kos Holdings, Inc., a Delaware corporation
Kathryn Jaharis
Steven Jaharis

(b)	Address of Principal Business Office or if None, Residence:

For each filer: c/o Steven K. Aronoff, P.C. 475 Park Avenue South 23rd Floor New York, New York 10016

(c)	Michael Jaharis conducts various business activities and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Mary Jaharis is not currently employed and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Wilson Point Holdings, LP, Cubs Management, LLC, Kos Investments, Inc., and Kos Holdings, Inc. are all private investment vehicles for the Jaharis families. Steven Jaharis is a physician and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Kathryn Jaharis is a jewelry designer and investor and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above.

(d)	During the last five years, none of the filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the filers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

(f)	Each of Michael Jaharis, Mary Jaharis, Steven Jaharis and Kathryn Jaharis are United States citizens.

CUSIP No. 500648100	Page 11 of 19

Item 3. Source and Amount of Funds or Other Consideration.

     Mary Jaharis received, as a bona fide gift from her spouse, Michael Jaharis, a convertible Replacement Note in the principal amount of $25 million (the “$25 Million Note”) issued by the Issuer, which Note was convertible into approximately 5,091,649 shares of Common Stock. Mary Jaharis subsequently gifted the $25 Million Note for no consideration to Wilson Point Holdings, LP, a limited partnership whose general partner is Cubs Management, LLC. Mary Jaharis was the sole member and manager of Cubs Management, LLC. On November 25, 2003, Wilson Point Holdings, LP converted $6,137,500 of the $25 Million Note into 1,250,000 shares of Kos’ common stock and then sold these shares in a public offering. On December 31, 2003, the remainder of the $25 Million Note was converted into 3,841,649 shares of Kos’ common stock. On February 10, 2004, Mary Jaharis resigned as the sole manager of Cubs Management, LLC, and Steven Jaharis and Kathryn Jaharis became the sole managers of Cubs Management, LLC on such date. On February 12, 2004, Mary Jaharis gifted her membership interests in Cubs Management, LLC in equal portions to her children, Steven Jaharis and Kathryn Jaharis, for no consideration. On October 13, 2004, Michael Jaharis exercised warrants to purchase 2 million shares of the Company’s Common Stock. In connection with this exercise of warrants, the outstanding principal amount of the Company’s 1999 credit facility with Mr. Jaharis was reduced by $10,000,000.

Item 4. Purpose of Transaction.

     Mary Jaharis received the $25 Million Note as a gift from her spouse, Michael Jaharis. Mary Jaharis subsequently gifted the $25 Million Note for no consideration to Wilson Point Holdings, LP. As it relates to the Company, Wilson Point Holdings, LP held the $25 Million Note for investment and other purposes and now holds the remaining converted shares for such purposes. Michael Jaharis acquired the shares of Common Stock issued upon exercise of the 2 million warrants for investment purposes. None of the filers has any plans or proposals which related to or would result in: the acquisition of additional securities of the Issuer; the disposition of securities of the Issuer; an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any actions similar to those described above.

Item 5. Interest in Securities of the Issuer.

(1)(a)	Number of Shares beneficially owned by Michael Jaharis (including currently exercisable warrants to purchase 4,000,000 Shares):

24,099,295 (54.8% of the Common Stock)

CUSIP No. 500648100	Page 12 of 19

(1)(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

11,111,650

(ii)	Shared power to vote or to direct the vote:

12,987,645

(iii)	Sole power to dispose or to direct the disposition of:

11,111,650

(iv)	Shared power to dispose or to direct the disposition of:

8,570,070

(1)(c)	Michael Jaharis has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(1)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Michael Jaharis.

(2)(a)	Number of Shares beneficially owned by Mary Jaharis: 4,417,576 (11.1% of the Common Stock)

(2)(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

4,417,576

(iii)	Sole power to dispose or to direct the disposition of:

196,382

(iv)	Shared power to dispose or to direct the disposition of:

1

(2)(c)	Mary Jaharis has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

CUSIP No. 500648100	Page 13 of 19

(2)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mary Jaharis.

(3)(a)	Number of shares beneficially owned by Wilson Point Holdings, LP:

4,417,575 (11.1% of the Common Stock)

(3)(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

4,417,575

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

3,841,649

(3)(c)	Wilson Point Holdings, LP has not engaged in any transactions in the Common Stock during the past 60 days, except as described herein.

(3)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Wilson Point Holdings, LP.

(4)(a)	Number of shares beneficially owned by Cubs Management, LLC:

4,417,575 (11.1% of the Common Stock)

CUSIP No. 500648100	Page 14 of 19

(4)(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

4,417,575

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

3,841,649

(4)(c)	Cubs Management, LLC has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(4)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Cubs Management, LLC.

(5)(a)	Number of shares beneficially owned by Kos Investments, Inc.:

8,570,069 (21.5% of the Common Stock)

(5)(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

8,570,069

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

8,570,069

(5)(c)	Kos Investments, Inc. has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

CUSIP No. 500648100	Page 15 of 19

(5)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Kos Investments, Inc.

(6)(a)	Number of shares beneficially owned by Kos Holdings, Inc.:

7,610,000 (19.1% of the Common Stock)

(6)(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

7,610,000

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

7,610,000

(6)(c)	Kos Holdings, Inc. has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(6)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Kos Holdings, Inc.

(7)(a)	Number of Shares beneficially owned by Kathryn Jaharis:

4,417,575 (11.1% of the Common Stock)

CUSIP No. 500648100	Page 16 of 19

(7)(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

4,417,575

(iii)	Sole power to dispose or to direct the disposition of:

98,121

(iv)	Shared power to dispose or to direct the disposition of:

3,841,649

(7)(c)	Kathryn Jaharis has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(7)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Kathryn Jaharis.

(8)(a)	Number of Shares beneficially owned by Steven Jaharis:

4,417,575 (11.1% of the Common Stock)

(8)(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

4,417,575

(iii)	Sole power to dispose or to direct the disposition of:

281,423

(iv)	Shared power to dispose or to direct the disposition of:

3,841,649

(8)(c)	Steven Jaharis has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

CUSIP No. 500648100	Page 17 of 19

(8)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Steven Jaharis.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The filing persons have agreed to act as a group solely for purposes of voting the 3,841,649 shares of Common Stock held by Wilson Point Holdings, LP, and all of the shares held by Mary Jaharis, Steven Jaharis and Kathryn Jaharis. The filing persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     Joint Filing Agreement between Michael Jaharis, Mary Jaharis, Wilson Point Holdings, LP, Cubs Management, LLC, Kos Investments, Inc., Kos Holdings, Inc., Kathryn Jaharis and Steven Jaharis.

CUSIP No. 500648100	Page 18 of 19

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2004.

By:	Lawrence B. Copperman as attorney in fact
Michael Jaharis

By:	Lawrence B. Copperman as attorney in fact
Mary Jaharis

WILSON POINT HOLDINGS, LP
By:	Cubs Management, LLC, its General Partner

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

CUBS MANAGEMENT, LLC
By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

KOS INVESTMENTS, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

KOS HOLDINGS, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis

CUSIP No. 500648100	Page 19 of 19

EXHIBIT A

Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned being duly authorized, hereby execute this Agreement this 13th day of October, 2004.

By:	Lawrence B. Copperman as attorney in fact
Michael Jaharis

By:	Lawrence B. Copperman as attorney in fact
Mary Jaharis

WILSON POINT HOLDINGS, LP
By:	Cubs Management, LLC, its General Partner

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

CUBS MANAGEMENT, LLC
By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

KOS INVESTMENTS, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

KOS HOLDINGS, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis